UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                           Coda Music Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19188P 10 8
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Benson K. Whitney
                        821 Marquette Avenue, Suite 1900
                              Minneapolis, MN 55402
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 29, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No.    19188P  10  8                     Page   2  of           Pages
          --------------------                     ------    ------


------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              J.M. Hixon Partners, LLC
              41-1875485
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                   (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE  OF  FUNDS*
              WC
------------- -----------------------------------------------------------------
5             CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e) [  ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              DE
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     1,153,846 (includes 384,615 shares which
                                    may be purchased upon exercise of warrants)
                          --------- --------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                    0
                          --------- --------------------------------------------
          EACH            9         SOLE DISPOSITIVE POWER
       REPORTING                    1,153,846 (includes 384,615 shares which
                                    may be purchased upon exercise of warrants)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWERPERSON
          WITH                      0
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 (includes 384,615 shares which may be purchased upon exercise of warrants)
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                      [   ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              OO
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
               TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------                   ------------------------------
CUSIP No.     19188P  10  8                         Page  3  of           Pages
          ---------------------                         -----    -------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Benson K. Whitney
              ###-##-####
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                                  (b) [  ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS*
              N/A
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        [  ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     1,171,346 (includes 384,615 shares which
                                    may be purchased upon exercise of warrants)
                          --------- --------------------------------------------
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY                    65,834
                          --------- --------------------------------------------
          EACH            9         SOLE DISPOSITIVE POWER
       REPORTING                    1,171,346 (includes 384,615 shares which
                                    may be purchased upon exercise of warrants)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWERPERSON
          WITH                      65,834
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,180 (includes 384,615 shares which may be purchased upon exercise of warrants)
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                      [  ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

Item 1.           Security and Issuer.

                  This filing relates to Common Stock, without par value, of Coda Music Technology, Inc. (the "Issuer"), 6210 Bury Drive, Eden Prairie, Minnesota 55346.


Item 2.           Identity and Background.

                  Persons Filing:

                  (a-1)    Name:  J. M. Hixon Partners, LLC ("Hixon")

                  (a-2)    State of Incorporation:  Delaware

                  (a-3) Principal Business and Address: Investments; 821 Marquette Avenue, Suite 1900, Minneapolis, Minnesota 55402

                  (a-4) Hixon has not, during the last five years, been convicted in a criminal proceeding.

                  (a-5) Hixon was not, during the last five years, a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (b-1)    Name:  Benson K. Whitney

                  (b-2) Business Address: 821 Marquette Avenue, Suite 1900, Minneapolis, Minnesota 55402

                  (b-3) Principal Occupation: Self-employed venture capitalist

                  (b-4) Mr. Whitney has not, during the last five years, been convicted in a criminal proceeding.

                  (b-5) Mr. Whitney was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Controlling Persons of Hixon:

                  (c-1)    Name:  TLDC, LLC ("TLDC")

                  (c-2) Business Address: 821 Marquette Avenue, Minneapolis, Minnesota 55402

                  (c-3)    Principal Occupation:  Managing Member of Hixon

                  (c-4) No controlling person of TLDC was, during the last five years, convicted in a criminal proceeding.

                  (c-5) No controlling person of TLDC was, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c-6)    State of Incorporation:  Delaware


Item 3.           Source and Amount of Funds or Other Consideration.

                  Hixon acquired from the Issuer, for cash consideration of $1,000,000, 769,231 shares of Common Stock and warrants to purchase 384,615 shares of Common Stock (the "Securities"). Working capital funds were used for such acquisition.


Item 4.           Purpose of the Transaction.

                  The Securities were acquired for investment purposes in connection with the Issuer's private placement. Hixon may acquire additional shares of Common Stock upon exercise of the warrants. The warrants are exercisable for the period May 29, 1997 through November 28, 2000 at an exercise price of $2.00 per share. In connection with the acquisition of the Securities, the Issuer and Hixon entered into an Investor Rights Agreement providing for the grant to Hixon of a right of first refusal to purchase, with certain exceptions, all or part of its pro rata share of any new securities which the Issuer may from time to time propose to issue. The Investor Rights Agreement also gives Hixon the right, so long as it owns or controls 4% or more of the Issuer's Common Stock, to designate an individual to serve on the Issuer's Board of Directors. In addition, the Issuer entered into a Registration Rights Agreement with all purchasers in its private placement, including Hixon, which provides certain piggy back and demand registration rights with respect to the shares of Common Stock purchased in the private placement and any shares which may be purchased upon exercise of the warrants.

Item 5.           Interest in Securities of the Issuer.

                  Hixon beneficially owns 1,153,846 shares of the Issuer's Common Stock, representing 17.5% of the shares of Common Stock outstanding. Such amount includes 384,615 shares which may be purchased upon exercise of warrants. Hixon has sole voting and investment power over such shares.

                  Benson K. Whitney beneficially owns 1,237,180 shares of the Issuer's Common Stock, representing 18.8% of the shares of Common Stock outstanding. Such amount includes 769,231 shares and a warrant to purchase 384,615 shares owned by Hixon and 65,834 shares owned by Gideon Hixon Ventures, a limited partnership. Mr. Whitney has sole voting and dispositive power over 17,500 shares owned by him direct and, by virtue of being the Managing Member of TLDC, LLC, may be deemed to have sole voting and investment power over the 1,153,846 shares beneficially owned by Hixon. Mr. Whitney has shared voting and dispositive power over the shares owned by Gideon Hixon Ventures.

                  On May 29, 1997, Hixon acquired from the Issuer, in a private placement, 769,231 shares of Common Stock and a warrant to purchase 384,615 shares of Common Stock for aggregate consideration of $1,000,000.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the acquisition of the Securities, the Issuer and Hixon entered into an Investor Rights Agreement providing for the grant to Hixon of a right of first refusal to purchase, with certain exceptions, all or part of its pro rata share of any new securities which the Issuer may from time to time propose to issue. The Investor Rights Agreement also gives Hixon the right, so long as it owns or controls 4% or more of the Issuer's Common Stock, to designate an individual to serve on the Issuer's Board of Directors. In addition, the Issuer entered into a Registration Rights Agreement with all purchasers in its private placement, including Hixon, which provides certain piggy back and demand registration rights with respect to shares of Common Stock purchased in the private placement and any shares which may be purchased upon exercise of the warrants.


Item 7.           Material to be Filed as Exhibits.

                  1.  Agreement relating to filing of Joint Acquisition
                      Statement

                  2.  Investor Rights Agreement

                  3.  Registration Rights Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  June 2, 1997.


                                      J. M. HIXON  PARTNERS, LLC
                                      By:  TLDC, LLC, its Managing Member


                                      By  /s/ Benson K. Whitney
                                          Benson K. Whitney, Managing Member

                                  EXHIBIT INDEX


Exhibit Number             Description

     1                     Agreement Relating to Joint Acquisition Statement

     2                     Investor Rights Agreement

     3                     Registration Rights Agreement